CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions of constant Pesos, except ratios)

The following table sets forth our ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2005 and for the six month period ended June 30, 2006. For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income from continuing operations before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense on debt, amortization of financing costs, capitalized interest and the portion (approximately one-third) of rental expense that management believes is representative of the interest expense component of rental expense.

	For the year ended December 31,					For the six month period ended June 30,
Mexican GAAP	2001	2002	2003	2004	2005	2006

Earnings before taxes and fixed charges	2,996	1,116	1,821	2,294	2,439	591
Fixed charges	2,263	1,935	2,258	2,346	2,559	1,426
	1.3	-(1)	-(1)	-(1)	-(1)	-(1)

(1) Our earnings, as calculated pursuant to Mexican GAAP, were insufficient to cover fixed charges for the years ended December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005 and the six-month period ended June 30, 2006 by approximately Ps. 819 million, Ps. 437 million, Ps. 52 million, Ps. 120 million and Ps. 835 million, respectively.

	For the year ended December 31,
U.S. GAAP	2001	2002	2003	2004	2005

Earnings before taxes and fixed charges	1,481	1,797	1,331	1,539	2,295
Fixed charges	2,191	2,203	2,321	2,411	2,555
	-(2)	-(2)	-(2)	-(2)	-(2)

(2) Our earnings, as calculated pursuant to U.S. GAAP, were insufficient to cover fixed charges for the years ended December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005 by approximately Ps. 710 million, Ps. 406 million, Ps. 990 million, Ps. 872 million and Ps. 260 million, respectively.